WORLD VENTURES INC.
(An Exploration Stage Company)

Interim Consolidated Financial Statements
Three-Month and Six-Month Periods ended April 30, 2008
(Unaudited)

World Ventures Inc.
102 Piper Crescent
Nanaimo, British Columbia
Canada
V9T 3G3

Tel:             (250) 756-0291
Fax:           (250) 756-0298
E-Mail:      ir@worldventuresinc.com
Web:           www.worldventuresinc.com

WORLD VENTURES INC. - FIRST QUARTER REPORT INTERIM CONSOLIDATED FINANCIAL STATEMENTS SIX-MONTH PERIOD ENDED APRIL 30, 2009 UNAUDITED

World Ventures Inc. - Quarterly Report – APRIL 30, 2009

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Balance Sheets April 30, 2009 and October 31, 2008

	6 month period ended 04/30/09 Unaudited	Year ended 10/31/08 Audited

Current
Cash	$2,013	$410
Accounts receivable (note 10)	5,005	4,666

	7,018	5,076
Deposit (note 9(b))	14,000	14,000
Equipment (note 6)	769	769
Resource Properties (note 7)	546,523	480,724

	$568,310	$500,569

Liabilities

Current
Accounts payable and accrued liabilities (note 3, 8 and 10)	$358,948	$290,906

Shareholders’ Equity

Capital Stock (note 9(b))	8,248,880	8,167,130
Contributed Surplus (note 9(f))	613,097	613,097
Deficit	(8,652,615)	(8,570,564)

	209,362	209,663

	$568,310	$500,569

Going-Concern (note 2)
Contingencies (note 14)
Subsequent Events (note 15)

Approved on behalf of the Board:

/s/ Stewart A. Jackson
........................................................................................  Director
Stewart A. Jackson

/s/ Gary Van Norman
........................................................................................  Director
Gary Van Norman

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Statements of Operations and Deficit Six-Month Periods Ended April 30, 2009, April 30, 2008 and Year Ended October 31, 2008

	Six-Month Period Ended April 30, 2009 Unaudited	Six-Month Period Ended April 30, 2008 Unaudited	Three- Month Period Feb 1 – April 30, 2009 Unaudited		Three- Month Period Feb 1 – April 30, 2008 Unaudited	Year Ended October 31, 2008 Audited

Expenses
Accounting and administration	$22,075	$27,037	$14,075		$15,700	$54,783
Travel and promotion	12,282	25,886	472		24,206	68,380
Professional fees	17,500	14,135	8,750		6,046	53,869
Shareholder communications	0	0	0		0	30,000
Rent	6,000	6,000	3,000		3,000	12,000
Transfer agent, filing fees and printing	1,651	4,822	644		3,160	12,555
Office and sundry	690	3,874	117		3,605	7,758
Telephone and fax	3,967	3,050	2,214		2,564	6,319
Vehicle and fuel	0	1,169	0		92	1,169
Interest and bank charges	530	204	250		155	6,385
Consulting fees	0	0	0		0	37,451
Amortization	0	0	0		0	257
Stock-based compensation	0	0	0		0	60,156
Crystal Springs	4,373	4,957	4,373		0	10,418
Lapon property	61,426	31,664	43,028		15,778	78,248
Gladiator property	0	313	0		0	12,526
Triton property	855	0	90		0	4,757
Loss including resource properties	(147,850)	(123,111)	(77,013)		(74,306)	(457,031)
Invested properties	65,799	36,934	47,401		15,778	105,949
Write down of accounts payables	0	0	0		0	15,094
Write down of resource properties	0	0	0		0	(57,235)

Net Loss for Period	(82,052)	(86,177)	(29,612)		(58,528)	(393,223)
Deficit, Beginning of Period	(8,570,564)	(8,177,341)	(8,623,003	)90)	(8,204,990)	(8,177,341)

Deficit, End of Period	$(8,652,615)	$(8,263,518)	$(8652,615)		$(8,263,518)	$(8,570,564)

Loss per Share (note 9(f))	$(0.01)	$(0.01)	$(0.01)		$(0.01)	$(0.02)

Weighted Average Number of Shares
Outstanding	20,053,208	16,158,222	20,053,208		16,158,222	18,454,883

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Statements of Operations and Deficit Six-Month Periods Ended April 30, 2009, April 30, 2008 and Year Ended October 31, 2008

	Six- Month Period Ended April 30, 2009 Unaudited	Six- Month Period Ended April 30, 2008 Unaudited	Three- Month Period Feb 1 – April 30, 2009 Unaudited	Three- Month Period Feb 1 – April 30, 2008 Unaudited	Year Ended October 31, 2008 Audited

Operating Activities
Net loss	$(82,052)	$(109,588)	$(29,612)	$(58,528)	$(393,223)
Items not involving cash
Stock-based compensation	0	0	0	0	60,156
Amortization	0	0	0	0	257
Write-down of accounts payable	0	0	0	0	(15,094)
Write-down of resource properties	0	0	0	0	57,235
	(82,052)	(86,177)	(29,612)	(58,528)	(290,669)
Changes in Non-Cash Working Capital
Accounts receivable	(339)	(2,997)	(130)	1,912	568
Accounts payable	68,043	(675)	(2,625)	7,256	104,281
Cash Provided by (Used in) Operating Activities	(14,349)	(82,505)	(32,367)	(49,360)	(185,820)
Investing Activity
Expenditures on resource properties, net of recoveries	(65,799)	(36,934)	(47,401)	(15,778)	(105,949)
Financing Activity
Proceeds from private placement	81,750	60,556	81,750	60,556	165,841
Inflow (Outflow) of Cash	1,603	58,883	1,982	(4,582)	109,235
Cash, Beginning of Period	410	126,338	31	72,037	126,338

Cash, End of Period	$2,013	$67,455	$2,013	$67,455	$410
Supplemental Information for
Investing and Financing
Bifurcation of the units (note 9(b),(c))	$0	$0	$0	$0	$58,418
Share issued on settlement of debt	0	0	0	0	70,614
Share issued as deposit for debt	0	0	0	0	14,000
Supplemental Cash Flow
Information
Interest paid	$188	$204	$116	$22	$282
Income taxes paid	$0	$0	$0	$0	$0

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

1.	OPERATIONS

World Ventures Inc. (the “Company”) was incorporated under the laws of the province of British Columbia, Canada.  It is an exploration stage company, whose principal business activities include the exploration of natural resource properties.  It has not been determined whether its properties contain ore reserves that are economically recoverable.  The Company has not earned revenues from its mineral properties.

2.	GOING CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of the going concern assumption. The Company has incurred significant operating losses for period ended April 30, 2009 $82,052 and for year ended October 31, 2008 – $393,223; year ended October 31, 2007 – $320,473; and has an accumulated deficit of $8,652,615 at April 30, 2009 and $8,570,564 at October 31, 2008; at October 31, 2007 – $8,177,341 and a working capital deficiency of $351,930 at April 30, 2009 and $285,830 at October 31, 2008; October 31, 2007 $140,761.The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted at this time.

The Company currently has some long outstanding amounts owed to creditors which have gone to collection agencies.  The Company owes the British Columbia government for corporation capital tax (note 3), which has interest accruing on a monthly basis.  Additionally the court order requirement to repurchase shares as mentioned in note 9(e) is still incomplete.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The investment in and expenditures on resource properties comprise substantially all of the Company's assets. The Company has no source of revenue, and has significant cash obligations to meet its administrative overhead, maintain its resource properties and continue exploration activities.  The recoverability of amounts shown for resource properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to raise the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of resource properties. The carrying value of the Company’s resource properties does not reflect current or future values.

These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue operations as a going concern.

3.	CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $102,567 (2007 – $96,687), including interest, as at October 31, 2008. This amount is included in accounts payable (note 8).

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

These financial statements include the accounts of the Company and its integrated wholly-owned subsidiary, World Ventures (Nevada) Inc. All inter-company balances and transactions have been eliminated.

(b)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America, as described in note 13.

(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the rates of amortization of equipment, the recovery of resource property interests, asset retirement obligations, the assumptions used in the determination of the fair-value of stock-based compensation and warrants, allocation of proceeds for units between common shares and warrants, the determination of the valuation allowance for future income tax assets, and accrued liabilities. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(d)	Equipment

Equipment is recorded at cost.

Amortization of machinery and equipment is calculated at 20% per annum using the declining-balance method. No amortization was recorded for the Six-Monthperiod ended April 30, 2009.

(e)	Resource properties

The Company capitalizes all costs related to investments in resource properties on a property-by-property basis.  Such costs include property acquisition costs and exploration expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and resource property interests are either developed or the Company’s mineral rights are allowed to lapse.

All deferred resource property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount as estimated by quantifiable evidence of an economic geological resource or reserve, or the ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Resource properties (continued)

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written-off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a resource property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

(f)	Asset retirement obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset.  The liability amount will be increased each reporting period due to the passage of time and the amount of accretion will be charged to operations in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present the Company has determined that it has no material AROs to record in the financial statements.

(g)	Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is, more likely than not, to be realized.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

4.         SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock.

(i)	Loss per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(j)	Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities classified as held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition. When a decline in the fair value of an available-for-sale financial asset has been recognized in comprehensive income, and there is objective evidence that the impairment is other than temporary, the cumulative loss that had been previously recognized in accumulated other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company's shareholders that are excluded from the calculation of net income (loss) calculated in accordance with Canadian GAAP. The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company’s consolidated statements of operations equals comprehensive loss.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(k)	Warrants

The proceeds from the issuance of units are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values using the market trading price and the Black-Scholes option pricing model for the common shares and warrants respectively.

(l)	Foreign currency transactions

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date;

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(ii)	Expenses, at the average rate of exchange for the year.

Gains and losses arising from the translation are included in net loss for the period.

(m)	Adoption of new accounting standards

Effective November 1, 2007, the Company adopted the following standards of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook.

(i)	Capital Disclosures

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance. Other than the additional disclosure presented in note 12, this section does not significantly affect the consolidated financial statements of the Company.

(ii)	Financial Instruments – Disclosures and Financial Instruments – Presentation

Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, replace Handbook Section 3861, “Financial Instruments – Disclosures and Presentation”, revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity's financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Other than the additional disclosure presented in note 5, adoption of these standards does not significantly affect the consolidated financial statements of the Company.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)           Adoption of new accounting standards (continued)

(iii)	Amendments to Section 1400 – Going Concern

CICA Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s consolidated financial statements.

(n)	Future accounting changes

(i)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing November 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended October 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)	Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements of the Company beginning November 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Future accounting changes (continued)

(iii)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  These sections establish standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for the Company November 1, 2008.  The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

(iv)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 20, 2009, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-173. The Company will adopt this recommendation in its fair value determinations for its fiscal year ending October 31, 2009.

(v)	Mining Exploration Costs

In March 2009, the EIC issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for long-lived assets. EIC-174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-174. The Company will adopt this recommendation for its fiscal year ending October 31, 2009.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

5.	FINANCIAL INSTRUMENTS

The Company has classified its cash as held-for-trading, accounts receivable as loans and receivables and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term maturity of these financial instruments.

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a)	Credit risk

Credit risk is the risk the Company will face a financial loss from not being able to collect or access their financial assets. The Company is not exposed to significant credit risk on its financial assets.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company’s objective is to maintain sufficient cash to meet the Company’s business requirements; however, at October 31, 2008, the cash balance of $410 is insufficient to meet the Company’s immediate needs.  Therefore, the Company will be required to raise additional capital or sell one or more of its resource properties in order to fund its operations for 2009. At October 31, 2008, the Company had accounts payable and accrued liabilities of $290,206 (2007 – $272,333), which are all payable within six months.

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk due to the short-term nature of its monetary assets and liabilities; however, it is subject to interest rate risk to the extent of changes in the prescribed interest rate charged by the Minister of Finance (note 3).

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

5.           FINANCIAL INSTRUMENTS (Continued)

(c)           Market risk (continued)

(ii)	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain assets, and the commitments related to those assets, are denominated in foreign currencies. Changes in these foreign exchange rates will result in an increase or decrease in future cash outflows.  The Company has not entered into any foreign currency contracts to mitigate this risk. As at October 31, 2008, the Company is committed, via its Lapon property option agreement (note 7(a)), to making monthly payments of USD $4,500 totalling USD $54,000 for the year.

The Company’s sensitivity analysis suggests that a consistent 10% change in the absolute rate of exchange in United Stated dollars, the foreign currency for which the Company has future commitments, would lead to a change in cash flows of USD $5,400 for the Company.

(iii)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk, foreign exchange risk or commodity price risk.  The Company has no financial instruments exposed to such risk.

6.	EQUIPMENT

	April 30, 2009 and October 31, 2008
	Cost	Accumulated Amortization	Net

Machinery	$5,671	$5,136	$535
Equipment	967	733	234

	$6,638	$5,869	$769

	October 31, 2007
	Cost	Accumulated Amortization	Net

Machinery	$5,671	$4,957	$714
Equipment	967	655	312

	$6,638	$5,612	$1,026

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

7.	RESOURCE PROPERTIES

	Lapon	Guanacaste	Triton	Crystal Springs	Gladiator	Totals
	(note 7(a))	(note 7(b))	(note 7(d))	(note 7(e))	(note7(f)
Balance, October 31, 2007	$402,475	$1	$4,172	$16,732	$8,630	$432,010
Insurance	5,965	0	0	0	0	5,965
Legal	3,524	0	766	957	2,657	7,904
Consulting	12,266	0	3,991	5,461	9,869	31,587
Lease and supplies	56,493	0	0	4,000	0	60,493
Net expenditures for the year	78,248	0	4,757	10,418	12,526	105,949
Write-off of properties	0	0	(8,929)	(27,150)	(21,156)	(57,235)
Balance, October 31, 2008	480,723	1	0	0	0	480,724
Travel	8,413	0	0	0	0	8,413
Legal	1,500	0	0	373	0	1,873
Consulting	16,500	0	0	0	0	16,500
Lease and supplies	35,013	0	0	4,000	0	39,013
Net expenditures for the year	61,426	0	0	4,373	0	18,399

Balance, April 30, 2009	$542,149	$1	$0	$4,373	$0	$546,523

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequent, ambiguous conveyance history characteristics of mineral interests. The Company has investigated ownership of its mineral interests and to the best of its knowledge ownership of its interests are in good standing.

(a)	Lapon Canyon, Nevada, USA

In 2002, the Company entered into a lease purchase agreement to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term was five years and could be extended for an additional five years, and for as long thereafter as minerals are mined and produced from the Property.  Upon commencing production of valuable minerals from the Property, the Company will pay the lessor a royalty on production equal to 4% of net smelter returns (“NSR”).

In January 2007, an Amendment Agreement Letter amended the term of the lease to automatically extend the lease for an additional five years to June 6, 2012.  The amended minimum lease payment is US $4,500 per month from September 6, 2007 through the sixth day of each month thereafter (paid to May 2009).

The lessor also granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease.  Upon exercise of this option by the Company, the lessor will transfer the Property to the Company with a reserved royalty on production equal to a 0.5% NSR.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

7.	RESOURCE PROPERTIES (Continued)

(a)	Lapon Canyon, Nevada, USA (continued)

On July 31, 2005, the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project. The Company received approval on September 16, 2005 and was required to post a reclamation bond in the amount of US $2,500. On March 27, 2006, the Company retained a consultant to oversee underground exploration and sampling activities.

On April 9, 2009, the Company entered into a letter of intent to option up to 50% of the ownership interest in the Lapon Canyon property to an unrelated third party. The optionee can earn a 20% interest in the property by paying the Company $100,000 within 7 days of the execution of the letter of intent. The optionee can earn the additional 30% interest by making exploration expenditures of $650,000 within two years of the letter of intent within the context of the exploration program of the Company.

(b)	Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996, the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. The Company wrote down its investment of $395,496 in the property during 2003 and is holding the rights for future use. There were no expenditures in 2008, 2007 or 2006 for this property.

(c)	Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. As at October 31, 2008, the Company is not actively exploring this property. There were no expenditures on the property in 2008, 2007 or 2006.

(d)	Triton, Ontario, Canada

The Company had written off the cost of its initial interest in this property in its 1997 fiscal year. During the 2004 fiscal year, the Company acquired an additional 50% interest for a total 100% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario, subject to a 1% NSR payable to Teck Cominco Limited.

On November 14, 2004, the Company entered into a letter of intent with Starfire Minerals Inc. (“Starfire”) to explore the Company’s Triton property.  In accordance with the agreement, Starfire was to expend $500,000 over a period of five years to earn a 50% interest in the Triton property. In addition, the Company was to receive 200,000 common shares of Starfire upon finalization of the agreement.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

7.	RESOURCE PROPERTIES (Continued)

(d)	Triton, Ontario, Canada (continued)

Starfire informed the Company that they were actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property.  On July 18, 2005, Starfire relinquished its right to earn a 50% interest in the property. In March 2009, the Company claims lapsed, and the Company has written off its investment of $8,929 in the property.

(e)	Crystal Springs, Saskatchewan, Canada

In April 2006, the Company acquired over 57,000 acres (23,700 hectares) of mineral rights near Fort a la Corne, Saskatchewan, Canada, from Saskatchewan Mineral Claims and private mineral rights. Of the 57,000 acres, approximately 640 acres were private minerals rights.

The Company entered into a lease purchase agreement dated July 1, 2005 to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on March 31, 2006 and an annual sum of $4,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations on the Property, the Company will pay the vendors a royalty on production equal to 5% of net profits and $4,000 per annum. The Saskatchewan Mineral Claims require expenditures of $12 per hectare for years 2 to 10 to maintain mineral claims in good standing.

While the claims remain active and in good standing, the Company has written off its investment of $27,150 at October 31, 2008 as no exploration activities are planned for 2009. Future work on this property is subject to the availability of financing.

(f)	Gladiator, Arizona, USA

On April 11, 2007, the Company entered into a letter of intent to purchase 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona has title to 170 acres within the Prescott National Forest in the state of Arizona.

The letter of intent expired March 31, 2009 and the Company has written off its investment of $21,156 at October 31, 2008.

(g)	Kootenay, British Columbia, Canada

In prior years the Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada (“Jersey-Emerald Property”). The Company retained a 1.5% NSR in the Jersey-Emerald Property. The Company has not received any proceeds from the NSR to date.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILTIES

	Apr 30, 2009	Oct 31, 2008	Oct 31, 2007

Trade payables and accruals	$181,160	$119,118	$114,938
Capital taxes payable (note 3)	102,567	102,567	96,687
Obligation to redeem shares (note 9(e))	60,000	60,000	60,000
Rent due to related parties	15,221	9,221	708

	$361,573	$290,906	$272,333

9.	CAPITAL STOCK

(a)	Authorized

50,000,000 common shares without par value

(b)	Issued

	Number of Shares	Amount

Balance, October 31, 2006	15,166,154	$7,605,093
Issue of common shares for cash	1,329,040	167,904
Issue of common shares for settlement of debt	370,960	37,096
Share subscriptions (825,000 common shares issued on November 28, 2007)	0	165,000

Balance, October 31, 2007	16,866,154	7,975,093
Settlement of share subscriptions	825,000	0
Issue of common shares for cash	1,555,912	107,422
Issue of common shares for settlement of debt	706,142	70,614
Issue of common shares as security for amounts payable	100,000	14,000
Share subscriptions (4,087,500 common shares issued on June 4, 2009)	0	81,750

Balance, April 30, 2009 and October 31, 2008	20,053,208	$8,248,880

On February 3, 2009, the Company extended the expiry date on 1,250,000 warrants to February 28, 2010.

On February 3, 2009, the Company extended the expiry date on 700,000 warrants to February 15, 2010.

On February 18, 2009, the Company completed a non–brokered private placement of  516,768 units at a purchase price of $0.02 per unit for settlement of debt of $10,335. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue.. The common shares were issued on June 4, 2009.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

9.	CAPITAL STOCK (Continued)

(b)              Issued (continued)

In October 2008, the Company completed a non-brokered private placement of 546,065 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months at $0.20 per share. The net proceeds of $54,065 were allocated $35,203 to common shares and $19,404 to the warrants on a relative fair value basis.

In September 2008, the Company completed a non-brokered private placement of 106,781 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months at $0.20 per share. The net proceeds of $10,678 were allocated $6,823 to common shares and $3,855 to the warrants on a relative fair value basis.

In June 2008, the Company completed non-brokered private placements to issue 333,333 units at $0.15 per unit.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue. The Company issued 100,000 units on June 12, 2008 and the remaining of 233,333 shares on September 9, 2008 and 233,333 warrants on October 27, 2008.  The proceeds of $50,000 were allocated $34,554 to common shares and $15,446 to the warrants on a relative fair value basis.  The Company issued 8,000 common shares as finder’s fees.

In February 2008, the Company completed non-brokered private placements to issue 561,733 units at $0.09 per unit.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.15 per share for a period of two years from the date of issue. The proceeds of $50,556 were allocated $30,842 to common shares and $19,713 to the warrants on a relative fair value basis.

In August 2008, the Company agreed to issue 706,142 shares to certain creditors to settle accounts payable totalling $70,614. The Company and the creditors agreed upon an assigned value of $0.10 per share. Of the 706,142 shares issued 317,990 shares were issued to directors of the Company to settle debts of $31,799.

In November 2007, the Company issued 100,000 common shares as security for certain accounts payable pursuant to a court settlement. The Company was required to make monthly payments of $1,000 for 14 months to settle certain accounts payable, and issued shares as security over the period the debt is to be repaid. Once the Company has extinguished the debt, the Company will cancel the shares. The shares of the Company are currently being held in trust by the lawyer of their creditor.

In July 2007, the Company completed non-brokered private placements to issue 825,000 units at $0.20 per unit for proceeds of $165,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

9.           CAPITAL STOCK (Continued)

(b)           Issued (continued)

In February 2007, the Company completed non-brokered private placements and issued 580,000 units at $0.15 per unit for proceeds of $87,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue.

In January 2007, the Company completed non-brokered private placements and issued 120,000 units at a purchase price of $0.15 per unit for proceeds of $18,000.  Each unit is comprised of one common share and one share purchase warrant, each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share for a period of two years from the date of issue.

On November 20, 2006, the Company completed a non-brokered private placement of 1,000,000 units at $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant exercisable for 24 months. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year.  Of the 1,000,000 common shares issued, 370,960 common shares were issued to settle a $37,096 debt incurred on behalf of the Company by an officer of the Company and 629,040 common shares were issued for proceeds of $62,904.

In respect to the above private placements totalling 3,072,912 units, if the Company’s shares trade on the OTC B:B at a price greater than or equal to $0.30 per share at any time during the trading day for a period of ten consecutive trading days (the Premium Trading Days) the exercise period of the warrants shall be shortened to a period of 14 calendar days commencing on that day that is the tenth Premium Trading Day for  333,333 of the units while the remaining 2,739,579 units have the same feature at a price of $0.50 per share.

(c)	Stock options

The Company has not implemented a formal stock option plan. The following table summarizes the Company's stock option activity for the years ended October 31, 2008, October 31, 2007 and six month period ended April 30, 2009:

	Number of Options	Weighted Average Exercise Price

Balance, outstanding and exercisable October 31, 2006	800,000	$0.25
Granted	1,300,000	$0.25
Cancelled/Expired	(800,000)	$0.25

Balance, outstanding and exercisable October 31, 2007	1,300,000	$0.25
Granted	1,700,000	$0.12
Cancelled	(250,000)	$0.25

Balance, outstanding and exercisable April 30, 2009 and October 31, 2008	2,750,000	$0.17

Stock options to directors, officers and consultants outstanding and exercisable as at October 31, 2008 and 2007 were as follows:

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

9.	CAPITAL STOCK (Continued)

(c)	Stock options (continued)

Stock options to directors, officers and consultants outstanding and exercisable as at April 30, 2009, October 31, 2008 and October 31, 2007 were as follows:

			Number of Options
Expiry Date	Calculated Fair Value	Exercise Price	2009/2008	2007
July 4, 2009	$0.13	$0.25	1,050,000	1,300,000
February 17,2013	$0.10	$0.25	250,000	0
October 29,2013	$0.03	$0.10	1,450,000	0
Total			2,750,000	1,300,000

All options granted during 2008 and 2007 were fully vested at the time of their grant.

(d)           Share purchase warrants

Share purchase warrants outstanding as at April 30, 2009 and October 31, 2008, October 31, 2007 and October 31, 2006 were as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, outstanding and exercisable October 31, 2006	1,250,000	$0.35
Issued	2,525,000	$0.24

Balance, outstanding and exercisable October 31, 2007	3,775,000	$0.28
Issued	1,547,912	$0.20

Balance, outstanding and exercisable April 30, 2009 and October 31, 2008	5,322,912	$0.26

		Number of Warrants
Expiry Date	Exercise Price	2008	2007
February 28, 2009*	$0.35	1,250,000	1,250,000
November 19, 2009	$0.15	1,000,000	1,000,000
February 15, 2009*	$0.30	700,000	700,000
November 28, 2009	$0.30	825,000	825,000
February 27, 2010	$0.15	561,733	0
June 12, 2010	$0.30	100,000	0
September 8, 2010	$0.20	106,781	0
October 27, 2010	$0.30	233,333	0
October 27, 2010	$0.20	546,065	0

Total		5,322,912	3,775,000

*Term extended to 2010 subsequent to October 31, 2008 (note 15).

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

9.	CAPITAL STOCK (Continued)

(e)	Pursuant to a court judgment dated November 8, 2002, the Company was required to redeem 60,000 shares (300,000 shares prior to 1999 5:1 share consolidation) for $60,000 from a creditor.

As of October 31, 2008, the 60,000 shares have not been redeemed and have been reclassified to accounts payable.

(f)           Contributed surplus

Amount

Balance October 31, 2006	$323,053
Stock-based compensation for 2007	171,470

Balance October 31, 2007	494,523
Fair market value of warrants issued in 2008	58,418
Stock-based compensation for 2008	60,156

Balance April 30, 2009 and October 31, 2008	$613,097

The Company uses the Black-Scholes option pricing model to value stock options granted and share purchase warrants issued as part of unit offerings.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For the purposes of the calculation and disclosures for share options, the following weighted average assumptions were used:

	2008	2007

Expected life (years)	5	2
Interest rate	2.86%	4.69%
Annualized volatility	144.40%	130%
Dividend rate	0.00	0.00

The stock-based compensation of $60,156 at October 31, 2008 (October 31, 2007 – $171,470; October 31, 2006 – $nil) incurred was charged to operations.

For the purposes of the calculation and disclosures for share purchase warrants, the following weighted average assumptions were used:

2008

Expected life (years)	2
Interest rate	2.94%
Annualized volatility	140.57%
Dividend rate	0.00

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

10.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)
Consulting fees of $33,000 for April 30, 2009; $66,000-year ended October 31, 2008 (October 31, 2007 – $28,500; October 31, 2006 – $2,000) were paid to the President of the Company and are included in consulting fees expense and resource property expenditures.

(b)
Consulting fees of $nil for April 30, 2009 and $30,000 for October 31, 2008 (2007 – $nil; 2006 – $nil) were paid to a director of the Company for investor relation services provided and were included in shareholder communications.

(c)
The Company was charged rent of $6,000 for April 30, 2009 and $12,000 for October 31, 2008 (2007 – $12,000; 2006 – $12,000) by an individual related to the past president and current director of the Company.

(d)
Stock–based compensation of $60,156 for October 31, 2008 (October 31, 2007 – $164,875; October 31, 2006 – $nil) was incurred by the Company in the issuance of stock options to directors and officers of the Company.

(e)
Travel of $12,282 for April 30, 2009 and $65,108 for October 31, 2008 (October 31, 2007 – $22,794; October 31, 2006 – $37,106) was reimbursed to the President, formerly VP Exploration, of the Company for expenses incurred as part of providing his services to the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(f)	Accounts receivable includes at April 30, 2009 and October 31, 2008 of $665 (October 31, 2007 – $2,542) due from a director.

(g)
Accounts payable includes$70,062 at April 30, 2009 and October 31, 2008 $19,909 (October 31, 2007 – $708) due to an individual related to the past president and current director of the Company and $nil (2007 – $1,847) due to an officer of the Company.

(h)	During 2008, a shareholder advanced $33,508 (2007 – $42,889) of which all (2007 – $37,096) was settled by the issuance of 335,075 common shares (2007 – 370,960 common shares) of the Company.

The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

11.	INCOME TAX LOSSES

The reconciliation of income tax provision computed at effective statutory rates to the reported income tax provision is as follows:

	Oct 31, 2008	Oct 31, 2007	Oct 31, 2006
Income tax benefit computed at Canadian statutory rate	$(122,000)	$(109,000)	$(52,000)
Tax effect of expenses that are not deductible (taxable)
Write-down of resource properties	18,000	0	0
Stock-based compensation	19,000	59,000	0
Other	(3,000)	2,000	2,000
Effect of change in tax rate	291,000	180,000	0
Change in valuation allowance	(203,000)	(132,000)	(50,000)
Future income tax provision	$0	$0	$0

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

11.	INCOME TAX LOSSES (Continued)

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. No changes were recorded for interim period at April 30, 2009.The applicable tax rate to be expected is 26% (2007 – 31%).  The components of future income tax assets at October 31, 2008 and 2007 are as follows:

	2008	2007

Future income tax assets
Tax value over book value of resource properties	$774,000	$906,000
Tax value over book value of property and equipment	9,000	10,000
Non-capital loss carry-forwards	730,000	869,000
	1,513,000	1,785,000
Valuation allowance	(1,513,000)	(1,785,000)

Future income tax assets	$0	$0

The valuation allowance reflects the Company's estimate that the future income tax assets are not more likely than not to be realized.

The Company has estimated operating losses that may be carried forward to apply against future years’ income for Canadian income tax purposes.  No changes were recorded for interim period ended April 30, 2009. These losses expire as follows:

Available to	Amount

2009	$1,885,000
2010	48,000
2011	112,000
2015	172,000
2026	163,000
2027	143,000
2028	285,000

$2,808,000

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

12.	CAPITAL MANAGEMENT

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its resource properties and, therefore, does not generate cash flows from operations. The Company's primary source of funds comes from the issuance of share capital. The Company considers common shares to be the capital of the Company and has issued $8,167,130 (2007 – $7,975,093) to April 30, 2009. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements, other than as disclosed in note 3.

The Company’s objectives of capital management are intended to safeguard its ability to meet normal operating requirements on an ongoing basis and continue the exploration of its resource properties. To effectively manage the Company’s capital requirements, the Company has in place a planning process to determine the funds required to ensure appropriate liquidity to meet its operating and growth objectives. The Company monitors actual expenses on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company relies on equity financing to fund its operations and exploration programs. Although the Company has been successful at raising funds in the past through the issuance of share capital there can be no assurance that it will be able to do so in the future.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a)	Recent accounting pronouncements:

(i)
Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements.  SFAS 157-2 defers the Statement’s effective date for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years. The adoption of SFAS 157-2 is not expected to have an impact on the Company’s consolidated financial statements.

(ii)
In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company’s consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

13.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)	Recent accounting pronouncements: (continued)

(iii)
SFAS No. 141(R), Business Combinations, is to replace SFAS No. 141, “Business Combinations”. The new statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS No.141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of this statement is not expected to have a significant impact on the Company’s consolidated financial statements.

(iv)
In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for the Company’s 2009 fiscal year. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

(v)
In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(b)	Exploration expenditures

Under Canadian GAAP, acquisition costs of resource properties and exploration expenditures are capitalized (note 4(e)).  Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties are measured periodically for recoverability of carrying values.

(c)         Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(d)         Income taxes

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) - Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (Accounting for Income Taxes)  to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 31, 2006.

Under US GAAP effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognized the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Fin 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company's consolidated financial position or results of operations.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(c)	Reconciliation of total assets, liabilities and shareholders' equity (deficit):

	Apr 30, 2009	Oct 31, 2008	Oct 31, 2007

Total assets per Canadian GAAP	$568,310	$500,569	$564,608
Resource property costs	(546,523)	(480,724)	(432,010)
Total assets per US GAAP	$21,787	$19,845	$132,598

Total liabilities per Canadian GAAP	$358,948	$290,906	$272,333
Adjustments to US GAAP	0	0	0
Total liabilities per US GAAP	358,948	290,906	272,333

Shareholders’ equity per Canadian GAAP	209,362	209,663	292,275
Resource property costs	(546,523)	(480,724)	(432,010)

Shareholders’ deficit per US GAAP	(337,161)	(271,061)	(139,735)

Liabilities and shareholders’ deficit per US GAAP	$21,787	$19,845	$132,598

(d)	Reconciliation of loss reported in accordance with Canadian and US GAAP:

	Apr 30, 2009	Oct 31, 2008	Oct 31, 2007

Net loss per Canadian GAAP	$(82,052)	$(393,223)	$(320,473)
Adjustments to net loss
Write-off of exploration expenditures	(65,799)	(105,949)	(107,291)
Add back of write down of resource properties	0	57,235	0

Net loss per US GAAP	$(147,851)	$(441,937)	$(427,764)

Loss per common share

Canadian GAAP - Basic and diluted	$(0.01)	$(0.02)	$(0.02)

US GAAP - Basic and diluted	$(0.01)	$(0.02)	$(0.03)

Weighted average number of
shares outstanding	20,053,208	18,394,883	15,992,182

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 9(e)).

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

13.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(e)	Comprehensive loss

	Apr 30, 2009	Oct 31, 2008	Oct 31, 2007

Net loss per US GAAP	$(147,851)	$(441,937)	$(427,764)
Other comprehensive income (loss)	0	0	0

Comprehensive loss per US GAAP	$(147,851)	$(427,764)	$(212,734)

(f)	Reconciliation of cash flows in accordance with US GAAP

	Apr 30, 2009	Oct 31, 2008	Oct 31, 2007

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(14,349)	$(185,820)	$(116,378)
Adjustments to net loss involving use of cash
Write off of expenditures on mineral properties	(65,799)	(105,947)	(107,291)
Net cash used in operating activities of continuing operations in accordance with US GAAP	(80,148)	(291,769)	(223,669)
Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(65,799)	(105,949)	(107,291)
Reclassification of expenditures on mineral properties	65,799	105,949	107,291
Net cash used in investing activities of continuing operations in accordance with US GAAP	(0)	(0)	0
Net cash flows from financing activities of continuing operations in accordance with Canadian and US GAAP	(0)	165,841	332,904
Net increase in cash and cash equivalents in accordance with Canadian and US GAAP	1,603	(125,928)	109,235
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	410	126,338	17,103
Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$2,013	$410	$126,338

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Six-Month Period Ended April 30, 2009 (Unaudited)

14.           CONTINGENCIES

During 2008, the Company wrote off $15,094 (2007 – $nil; 2006 – $nil) of accounts payable, resulting in a recovery of expenses. These amounts had been in payables since 2002. Management believes these amounts are not liabilities of the Company; however, there is no assurance that these amounts will not be claimed in the future by the Company’s creditors. Should the creditors claim the amounts, the amounts will be recorded at that time and will impact future results of operations and cash flows.

15.	SUBSEQUENT EVENTS

(a)
On March 18, 2009, the Company completed a non-brokered private placement of 6,750,000 units at a purchase price of $0.02 per unit for proceeds of $135,000. Each unit is comprised of one common share and one share purchase warrant exercisable for 24 months from closing. Each warrant entitles the holder to purchase one additional common share at a price of $0.04 per share for a period of two years from the date of issue. The common shares were issued on June 4, 2009.